EXHIBIT 99.1
Results for Announcement to the Market
James Hardie Industries N.V.
ARBN 097 829 895

1st Quarter Ended 30 June 2007
Key Information	Three Months Ended 30 June
	2007 US$M		2006 US$M		Movement

Net Sales From Ordinary Activities		424.4		415.5	up	2%

Operating Profit From Operations After Tax Attributable to Shareholders		39.1		35.5	up	10%

Net Tangible Assets per Ordinary Share	US$	0.32	US$	0.24	up	33%
Dividend Information
A dividend was paid on 10 July 2007 of US15.0 cents per share/CUFS with a record date of 14 June 2007.
Movements in Controlled Entities
James Hardie FC Pty Ltd and James Hardie Windows (Holdings) Pty Ltd were liquidated on 20th April 2007. No entities were incorporated or merged during the three months ended 30 June 2007.
Results for the three months ended 30 June 2007

Contents
1.	Media Release
2. 3. 4.	Management’s Analysis of Results
Condensed Consolidated Financial Statements
Management Presentation
The consolidated Financial Statements included in this results announcement have been prepared using USGAAP and have not been subject to an independent review by external auditors.
The information contained in the above documents should be read in conjunction with the James Hardie 2007 Annual Report. It should also be read in the context of the public announcements made by James Hardie Industries N.V. in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 and the ASX Listing Rules since the release of that Annual Report. The James Hardie 2007 Annual Report and links to the company’s public announcements can be found on the company website at www.jameshardie.com. James Hardie Industries N.V. is incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.

For media enquiries please call Peter Baker on:
15 August 2007	Tel: (02) 8274 5304
For analyst enquiries please call Steve Ashe on:
Tel: (02) 8274 5246 Mob: 0408 164 011.
1st Quarter net operating profit up 9% to US$68.6m
(excluding asbestos)
USA Fibre Cement EBIT up 11% to US$114.4m
James Hardie today announced a US$68.6 million net operating profit, excluding asbestos, for the quarter ended 30 June 2007, an increase of 9% compared to the same period last year.
For the first quarter, net operating profit including asbestos was US$39.1 million compared to a net operating profit of US$35.5 million for the same quarter last year.
Operating Performance
In very challenging market conditions, first quarter net sales increased 2% to US$424.4 million, gross profit was up 6% to US$166.9 million and EBIT excluding asbestos increased 10% to US$105.7 million.
Housing construction activity in North America was significantly lower in the first quarter compared to the same quarter last year, but USA Fibre Cement net sales were down only 1% for the quarter. Cost management and an improved average selling price helped lift USA Fibre Cement EBIT 11% to US$114.4 million for the quarter.
Asia Pacific Fibre Cement net sales were up 20% for the quarter despite weaker market conditions in Australia, primarily driven by the strength of the Australian dollar and increased sales volume. Asia Pacific Fibre Cement EBIT for the first quarter increased 20% to US$12.4 million due to improved EBIT performance in the Australia and New Zealand Fibre Cement businesses and favourable currency movements.
Diluted earnings per share for the quarter rose to US8.3 cents per share from US7.6 cents in the same period last year.
Diluted earnings per share excluding asbestos increased by 9% from US13.4 cents to US14.6 cents for the quarter.
In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 6. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet (mmsf)” and “thousand square feet (msf)”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt/cash”); and Non-US GAAP financial measures (“EBIT and EBIT margin excluding asbestos”, “Net operating profit excluding asbestos”, “Diluted earnings per share excluding asbestos”, “Operating profit before income taxes excluding asbestos”, “Income tax expense excluding asbestos”, “Effective tax rate excluding asbestos”, and “EBITDA”). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.
Media Release: James Hardie — 1st Quarter FY08

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1st Quarter at a Glance

US$ Million	Q1	Q1	% Change
	FY 2008	FY 2007

Net sales	$424.4	$415.5	2

Gross profit	166.9	157.7	6

SCI and other related expenses	—	(2.4)	—

EBIT excluding asbestos	105.7	96.1	10

AICF SG&A expenses	(0.6)	—	—

Asbestos adjustments	(30.1)	(27.2)	(11)

EBIT	75.0	68.9	9

Net interest income (expense)	0.5	(2.0)	—

Income tax expense	(36.4)	(32.3)	(13)

Net operating profit	39.1	35.5	10

Net operating profit excluding asbestos increased 9% for the quarter to US$68.6 million, as shown in the following table:

	Q1	Q1
US$ Million	FY 2008	FY 2007	% Change

Net operating profit	$39.1	$35.5	10

Asbestos:

Asbestos adjustments	30.1	27.2	11

AICF SG&A expenses	0.6	—	—

AICF interest income	(1.6)	—	—

Tax expense related to asbestos adjustments	0.4	—	—

Net operating profit excluding asbestos	$68.6	$62.7	9
Commentary
James Hardie’s CEO, Mr Louis Gries said: “Overall, our businesses performed very well in the first quarter amidst challenging market conditions. In North America, new housing construction activity continued to weaken and was significantly below the level of activity for the first quarter last year.
“Our USA Fibre Cement business continued to achieve market penetration against alternative materials during the quarter and achieved EBIT growth despite the weaker market conditions.
“The outlook for North America is for further weakness in new housing activity through the remainder of the year. We continue to believe that the adjustments made to our US business in late 2006 and early 2007 have positioned us well to address the weaker market conditions.
“Our Asia Pacific Fibre Cement business also performed well, growing demand for its differentiated fibre cement products and lifting sales and EBIT for the quarter,” Mr Gries said.
Media Release: James Hardie — 1st Quarter FY08

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Capital Management
The company also announced today that it would implement an on-market buy-back program for the purchase of up to 10% of its issued capital (up to approximately 46.8 million shares).
The proposed share buy-back reflects the company’s focus on improving the efficiency of its capital structure through active capital management.
USA Fibre Cement
First quarter net sales were down 1% compared to the same quarter last year, to US$346.1 million. Sales volume decreased 5% to 573.4 million square feet, and the average net sales price was 5% higher at US$604 per thousand square feet.
New residential construction activity continued to weaken during the quarter as the market remained affected by high inventory levels of new homes for sale and affordability issues associated with higher interest rates and tightened lending standards due to concerns over the subprime mortgage market. Increased market penetration against alternative materials helped limit the impact of a significantly weaker housing market. Our exterior products category was affected most by the weaker market conditions, but sales continued to grow in our higher-priced differentiated products, XLD® trim and the ColorPlus® collection. Geographically, demand was weaker in our Southern and Northern Divisions, but stronger in our Western Division. Net sales for our interior product category were flat for the quarter.
EBIT for the quarter was 11% higher at US$114.4 million, helped by the improved average sales price, lower freight costs, cost efficiencies and lower SG&A expenses compared to the same quarter last year. The EBIT margin was 33.1% for the quarter compared with 29.6% for the same period last year.
Asia Pacific Fibre Cement
Net sales increased 20% to US$71.2 million for the quarter. In Australian dollars, net sales increased 8% due to a 7% increase in sales volumes and a 1% increase in the average net sales price.
Residential construction activity continued to weaken in Australia, was flat in New Zealand and slightly stronger in the Philippines. Sales volume increased in all businesses. In Australia, the business continued to grow the fibre cement market segment through its Scyon™ range of products launched in the previous fiscal year. In New Zealand, sales of Linea™ weatherboards continued to grow strongly and are driving market share growth in that country. In the Philippines, sales volumes grew as a result of improved domestic construction activity and stronger export demand.
EBIT was 20% higher for the quarter at US$12.4 million due to the improved sales performance together with the increase in the Australian dollar against the US dollar. The EBIT margin was flat at 17.4%.
USA Hardie Pipe
Net sales for the quarter decreased compared to the same period last year due to the impact of weaker residential and non-residential construction activity in Florida, partly offset by an increase in the average net sales price. The business is continuing to focus on growing sales in its core
Media Release: James Hardie — 1st Quarter FY08

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markets and expanding into other strategic markets. A small negative EBIT was recorded for the quarter.
Europe Fibre Cement
Sales continued to grow steadily, albeit from a low base. Losses were reduced compared to the same period last year.
Asbestos Adjustments
The asbestos adjustments to EBIT for the quarter are as follows:

US$ Million	Q1	Q1
	FY 2008	FY 2007

Effect of foreign exchange	$(33.2)	$(27.2)

Other adjustments	3.1	—

Asbestos adjustments to EBIT	$(30.1)	$(27.2)

Readers are referred to Note 6 of the company’s 30 June 2007 Consolidated Financial Statements for further information on the asbestos adjustments.
ASIC Proceedings
In February 2007, the Australian Securities and Investments Commission (ASIC) announced that it was commencing civil proceedings against JHI NV, a former subsidiary and ten former officers and directors of the James Hardie group. The civil proceedings concern alleged contraventions of certain provisions of the Corporations Law and/or the Corporations Act connected with the affairs of the company and certain subsidiaries during the period February 2001 to June 2003.
The company has considered the impact of the ASIC proceedings upon its current financial statements and believes that these proceedings will have no material impact. However, there remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the related costs to the company could become material. At this stage it is not possible to determine the amount of any such liability.
Readers are referred to Note 7 of the company’s 30 June 2007 Consolidated Financial Statements for further information on the ASIC Proceedings.
Cash Flow
Operating cash flow for the quarter increased from US$60.7 million to US$131.5 million. The increase was driven primarily by an increased focus on working capital management throughout the quarter. As a result, at 30 June 2007, the company had net debt of US$44.4 million compared to US$153.9 million at 31 March 2007.
Capital expenditures for the purchase of property, plant and equipment decreased from US$35.5 million to US$16.5 million.
Outlook
In North America, the outlook for housing construction activity is to remain weak with no visibility as to when improvement may occur. Indicators of future activity, including building permits and builder confidence levels, suggest there will be further weakness in building activity in the short to medium term.
Media Release: James Hardie — 1st Quarter FY08

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The business continues to focus on growing primary demand for fibre cement and outperforming the residential building construction market overall.
The adjustments made to our US business in late 2006 and early 2007 continue to position us well to address the weaker market conditions. These adjustments included resetting the business on the basis that housing starts were at an annual rate of 1.3 million. The business remains well-positioned to “flex-up” should demand be higher than anticipated.
The outlook for the repair and remodelling segment is for a slight decline in activity levels for the remainder of the calendar year. However, we expect further market share gains in this segment driven mainly by our interior products category
In our Asia Pacific business, market conditions are expected to weaken further in Australia and New Zealand over the short-term, and remain healthy in the Philippines. The business continues to focus on market initiatives around its differentiated product range to grow primary demand. Further manufacturing efficiencies and cost savings are expected. Non-differentiated products are expected to remain subject to strong competitive pressures.
We note the range of analysts’ forecasts for operating profit from continuing operations, excluding asbestos, for the year ended 31 March 2008 of between US$187 million and US$233 million. The company is comfortable with the bottom end of this range, but notes there is still a significant amount of uncertainty over the outlook for US housing activity.
Changes to the Amended FFA liability to reflect changes in foreign exchange rates or updates to the actuarial estimate may have a material impact on the company’s consolidated financial statements. Refer to Note 6 of the company’s 30 June 2007 Consolidated Financial Statements for more information.
END
Media/Analyst Enquiries:
Steve Ashe
Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, a Management Presentation, and a Financial Report.
These documents, along with a webcast of the management presentation on 15 August 2007, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com
The company lodged its annual filing for the year ended 31 March 2007 with the SEC on 6 July 2007.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the company website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.
Media Release: James Hardie — 1st Quarter FY08

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Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt/cash divided by net debt/cash plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt/cash divided by cash flow from operations.
Net debt/cash — Short-term and long-term debt less cash and cash equivalents.
Media Release: James Hardie — 1st Quarter FY08

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Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos — EBIT and EBIT margin excluding asbestos are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

US$ Millions	Q1	Q1
	FY 2008	FY 2007

EBIT	$75.0	$68.9

Asbestos:

Asbestos adjustments	30.1	27.2

AICF SG&A expenses	0.6	—

EBIT excluding asbestos	$105.7	$96.1

Net Sales	$424.4	$415.5

EBIT margin excluding asbestos	24.9%	23.1%

Net operating profit excluding asbestos — Net operating profit excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

US$ Millions	Q1	Q1
	FY 2008	FY 2007

Net operating profit	$39.1	$35.5

Asbestos:

Asbestos adjustments	30.1	27.2

AICF SG&A expenses	0.6	—

AICF interest income	(1.6)	—

Tax expense related to asbestos adjustments	0.4	—

Net operating profit excluding asbestos	$68.6	$62.7

Diluted earnings per share excluding asbestos — Diluted earnings per share excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

US$ Millions (except share data)	Q1	Q1
	FY 2008	FY 2007

Net operating profit excluding asbestos	$68.6	$62.7

Weighted average common shares outstanding — Diluted (millions)	469.4	466.9

Diluted earnings per share excluding asbestos (US cents)	14.6	13.4

Media Release: James Hardie — 1st Quarter FY08

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Effective tax rate excluding asbestos — Effective tax rate excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q1	Q1
	FY 2008	FY 2007

Operating profit before income taxes	$75.5	$66.9

Asbestos:

Asbestos adjustments	30.1	27.2

AICF SG&A expenses	0.6	—

AICF interest income	(1.6)	—

Operating profit before income taxes excluding asbestos	$104.6	$94.1

Income tax expense	$36.4	$32.3

Asbestos:

Tax expense related to asbestos adjustments	(0.4)	—

Income tax expense excluding asbestos	$36.0	$32.3

Effective tax rate excluding asbestos	34.4%	34.3%

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q1	Q1
	FY 2008	FY 2007

EBIT	$75.0	$68.9

Depreciation and amortisation	14.2	11.0

EBITDA	$89.2	$79.9

Media Release: James Hardie — 1st Quarter FY08

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Disclaimer
This Media Release contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations with respect to the effect on our financial statements of those payments;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the effect of natural disasters. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Media Release: James Hardie — 1st Quarter FY08

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15 August 2007
James Hardie Industries N.V.
Results for the 1st Quarter Ended 30 June 2007

	Three Months Ended 30 June
US GAAP — US$ Millions
	FY 2008		FY 2007		% Change

Net Sales
USA Fibre Cement		$346.1		$348.9	(1)
Asia Pacific Fibre Cement		71.2		59.2	20
Other		7.1		7.4	(4)

Total Net Sales		$424.4		$415.5	2
Cost of goods sold		(257.5)		(257.8)	—

Gross profit		166.9		157.7	6
Selling, general and administrative expenses		(55.5)		(51.7)	(7)
Research & development expenses		(6.3)		(7.5)	16
SCI and other related expenses		—		(2.4)	—
Asbestos adjustments		(30.1)		(27.2)	(11)

EBIT		75.0		68.9	9
Net interest income (expense)		0.5		(2.0)	—

Operating profit before income taxes		75.5		66.9	13
Income tax expense		(36.4)		(32.3)	(13)

Operating profit before cumulative effect of change in accounting principle		39.1		34.6	13
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of nil and US$0.4 million, respectively		—		0.9	—

Net operating profit		$39.1		$35.5	10

Earnings per share — diluted (US cents)		8.3		7.6	9

Volume (mmsf)
USA Fibre Cement		573.4		605.7	(5)
Asia Pacific Fibre Cement		98.0		91.8	7

Average net sales price per unit (per msf)
USA Fibre Cement	US$	604	US$	576	5
Asia Pacific Fibre Cement	A$	873	A$	862	1

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 9. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet (mmsf)” and “thousand square feet (msf)”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt/cash”); and Non-US GAAP financial measures (“EBIT and EBIT margin excluding asbestos”, “Net operating profit excluding asbestos”, “Diluted earnings per share excluding asbestos”, “Operating profit before income taxes excluding asbestos”, “Income tax expense excluding asbestos”, “Effective tax rate excluding asbestos”, and “EBITDA”). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.
Management’s Analysis of Results: James Hardie — 1st Quarter FY08

Total Net Sales
Total net sales for the quarter increased 2% compared to the same quarter of the previous year, from US$415.5 million to US$424.4 million.
Net sales from USA Fibre Cement for the quarter decreased 1% from US$348.9 million to US$346.1 million, due to decreased sales volume which was partially offset by an increased average net sales price.
Net sales from Asia Pacific Fibre Cement for the quarter increased 20% from US$59.2 million to US$71.2 million primarily due to favourable currency exchange differences and increased sales volumes.
Other net sales for the quarter decreased 4% from US$7.4 million to US$7.1 million due to a decrease in sales in the USA Hardie Pipe business, partially offset by improved sales performance in the Europe Fibre Cement business.
USA Fibre Cement
Net sales decreased 1% from US$348.9 million in the first quarter of the prior fiscal year to US$346.1 million due to decreased sales volume, partially offset by an increased average net sales price.
Sales volume decreased 5% from 605.7 million square feet to 573.4 million square feet for the quarter, as demand for the company’s products was adversely affected by a weaker residential housing construction market.
The average net sales price increased 5% from US$576 per thousand square feet to US$604 per thousand square feet due to price increases on certain products and an increase in the proportion of higher-priced, differentiated products in the sales mix.
Discussion
Market conditions remained challenging during the quarter as new residential construction activity continued to be affected by high inventory levels of new homes for sale and affordability issues associated with higher interest rates and tightened lending standards resulting from concerns over the subprime mortgage market.
The US Census Bureau reported housing starts decreased 22% for the three months ended 30 June 2007 compared to the same period last year, following a 31% decline for the three months ended 31 March 2007. Under normal market conditions, there is approximately a three month lag from the start of construction of a house to when the company’s products are purchased.
Repair and remodelling activity was slightly weaker during the quarter compared to the same period last year.
An improvement in market penetration against alternative materials during the quarter helped limit the impact of the significantly weaker new residential construction activity to a 5% decline in sales volumes. The decline was due to weaker demand in our exterior products category where further growth in the higher-priced, differentiated products, XLD® trim and the ColorPlus® collection, was insufficient to offset the impact of weaker market conditions on our other exterior products.
Geographically, demand was weaker in our Southern and Northern Divisions, but stronger in our Western Division.
Sales for our interior products category were flat for the quarter compared to the same period last year, reflecting further market share growth for our backerboards against alternative materials such as gypsum and fibreglass mesh.
Management’s Analysis of Results: James Hardie — 1st Quarter FY08

Asia Pacific Fibre Cement
Net sales for the quarter increased 20% from US$59.2 million to US$71.2 million. Net sales increased 8% in Australian dollars due largely to a 7% increase in sales volume and a 1% increase in the average Australian dollar net sales price. The increase in reported sales in US dollars was also assisted by the Australian dollar being 11% stronger against the US dollar for the first quarter of fiscal year 2008 than it was for the same period last year.
Discussion
Residential construction activity continued to weaken in Australia, was flat in New Zealand and slightly stronger in the Philippines. Sales volumes increased in all businesses. In Australia, the business continued to grow the fibre cement segment through its Scyon™ range of products launched in the last fiscal year. Scyon Wet Area Flooring, Scyon Trim, Scyon Cavity Trim, Axon™ panel, Matrix cladding and Scyon Linea™ weatherboards continued to increase sales momentum and the proportion of differentiated products in the sales mix. In New Zealand, sales of Linea weatherboards continued to grow strongly and help drive market share growth in that country. In the Philippines, sales volumes grew as a result of increased domestic construction activity and stronger export demand.
The average net sales price, in local currency, was higher in the Philippines, but down slightly in Australia and New Zealand due to competitive pressure on prices for non-differentiated products.
Other
USA Hardie Pipe
Net sales for the quarter decreased compared to the same quarter last year due to lower sales volumes as a result of weaker residential and non-residential construction activity in Florida, partly offset by an increase in the average net sales price. The business continued to focus on building sales volume in core markets and expanding into other strategic markets.
Europe Fibre Cement
Sales continued to grow steadily, albeit from a low base.
Gross Profit
Gross profit increased 6% from US$157.7 million to US$166.9 million. The gross profit margin increased 1.3 percentage points from 38.0% to 39.3%.
USA Fibre Cement gross profit increased 5% compared to the same quarter last year due to a higher average net sales price and lower freight costs, partially offset by lower sales volumes and slightly higher unit costs due mainly to higher material costs, particularly pulp and cement. Pulp prices were up 15% compared to the same quarter last year. Compared to the fourth quarter in the last fiscal year, unit costs were flat due to improved cost absorption from higher volumes, offset by an increase in the proportion of higher cost products in the sales mix and higher material costs. The gross profit margin increased 2.3 percentage points.
Asia Pacific Fibre Cement gross profit increased 11% compared to the same period last year due to favourable currency movements. In Australian dollars, gross profit was flat due to increased sales volumes and a slightly higher average sales price, offset by higher manufacturing costs. The gross profit margin decreased by 2.4 percentage points
Management’s Analysis of Results: James Hardie — 1st Quarter FY08

Selling, General and Administrative (SG&A) Expenses
SG&A expenses increased 7% for the quarter from US$51.7 million to US$55.5 million, primarily due to an increase in the accrual for employee bonus accruals (arising as a result of a credit in the same quarter last year caused by the release of a prior over-accrual), higher warranty provisions relating to non-US activities and legal expenses associated with the Australian Securities and Investment Commission (ASIC) proceedings. As a percentage of sales, SG&A expenses increased to 13.1% from 12.4%.
SG&A expenses for the current quarter also include non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) amounting to US$0.6 million.
ASIC Proceedings
In February 2007 ASIC announced that it was commencing civil proceedings against JHI NV, a former subsidiary and ten former officers and directors of the James Hardie group. The civil proceedings concern alleged contraventions of certain provisions of the Corporations Law and/or the Corporations Act connected with the affairs of the company and certain subsidiaries during the period February 2001 to June 2003.
The company has considered the impact of the ASIC proceedings upon its current financial statements and believes that these proceedings will have no material impact. However, there remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the related costs to the company could become material. At this stage it is not possible to determine the amount of any such liability.
Readers are referred to Note 7 of the company’s 30 June 2007 Consolidated Financial Statements for further information on the ASIC Proceedings.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 18% higher for the quarter at US$3.9 million.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 43% lower at US$2.4 million for the quarter.
SCI and Other Related Expenses
Now that the Amended FFA has been implemented, the company anticipates no significant Special Commission of Inquiry (SCI) and other related expenses going forward. During the first quarter, SCI and other related expenses were nil compared to US$2.4 million for the same period last year.
Asbestos Adjustments
The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended FFA that was signed with the NSW Government on 21 November 2006 and approved by the company’s security holders on 7 February 2007.
The asbestos adjustments for the quarter are as follows:
Management’s Analysis of Results: James Hardie — 1st Quarter FY08

US$ Million	Q1 FY 2008	Q1 FY 2007
Effect of foreign exchange	$(33.2)	$(27.2)
Other adjustments	3.1	—

Asbestos adjustments	$(30.1)	$(27.2)

Effect of Foreign Exchange
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported value of these asbestos-related assets and liabilities in the company’s consolidated balance sheets in US dollars is subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies has caused an increase in the net Amended FFA liability of US$33.2 million for the quarter.
Other Adjustments
Other adjustments represent discounting adjustments related to certain insurance receivables and the asbestos-related research and education contributions liability.
Readers are referred to Note 6 of the company’s 30 June 2007 Consolidated Financial Statements for further information on the asbestos adjustments.
EBIT
EBIT for the quarter increased from US$68.9 million for the same quarter last year to US$75.0 million for the current quarter. EBIT for the quarter includes net unfavourable asbestos adjustments of US$30.1 million and AICF SG&A expenses of US$0.6 million, as shown in the table below.

EBIT - US$ Millions	Three Months Ended 30 June
	FY 2008	FY 2007	% Change

USA Fibre Cement	$114.4	$103.3	11
Asia Pacific Fibre Cement	12.4	10.3	20
Research & Development	(4.1)	(4.6)	11
Other	(1.3)	(2.7)	52
General Corporate	(16.3)	(10.2)	(60)
Asbestos adjustments	(30.1)	(27.2)	(11)

EBIT	75.0	68.9	9
Excluding:
Asbestos:
Asbestos adjustments	30.1	27.2	11
AICF SG&A expenses	0.6	—	—

EBIT excluding asbestos	$105.7	$96.1	10
Net sales	$424.4	$415.5	2
EBIT margin excluding asbestos	24.9%	23.1%

USA Fibre Cement EBIT
USA Fibre Cement EBIT for the quarter increased 11% from US$103.3 million to US$114.4 million, primarily due to an improved gross margin and lower SG&A spending. The EBIT margin was 3.5 percentage points higher at 33.1% for the quarter.
Management’s Analysis of Results: James Hardie — 1st Quarter FY08

Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter increased 20% from US$10.3 million to US$12.4 million, with improvements in Australia and New Zealand being partially offset by a reduced performance in the Philippines. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter increased 8%. The EBIT margin was flat at 17.4% for the quarter.
Other EBIT
The USA Hardie Pipe business recorded a small EBIT loss compared to a small positive EBIT for the same period last year.
The Europe Fibre cement business incurred a significantly reduced EBIT loss for the quarter as it continued to build sales.
General Corporate Costs
General corporate costs for the quarter increased by US$6.1 million from US$10.2 million to US$16.3 million. The increase was primarily due to increased warranty provisions relating to non-US activities, higher employee bonus accruals (arising as a result of a credit in the same quarter last year caused by the release of a prior over-accrual) and legal expenses associated with the ASIC proceedings.
Net Interest Income (Expense)
Net interest income (expense) for the quarter increased from expense of US$2.0 million to income of US$0.5 million. The increase was primarily due to interest income of US$1.6 million earned on investments by the AICF and a decrease in net interest expense resulting from the lower average level of net debt outstanding compared to the same period in the prior year.
Income Tax Expense
Income tax expense for the quarter increased from US$32.3 million to US$36.4 million.
The company’s effective tax rate on earnings excluding asbestos adjustments was 34.4% at 30 June 2007.
With effect from 1 April 2007, the company was required to adopt the provisions of FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes”. The adoption of FIN 48 resulted in the reduction of the company’s consolidated beginning retained earnings of US$90.4 million.
Readers are referred to Note 2 of the company’s 30 June 2007 Consolidated Financial Statements for further information on the adoption of FIN 48.
Disputed Amended Australian Income Tax Assessment
As announced on 22 March 2006, RCI Pty Ltd (RCI), a wholly owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million.
Management’s Analysis of Results: James Hardie — 1st Quarter FY08

However, after subsequent remissions of general interest charges (GIC) by the ATO, the total was changed to A$368.0 million, comprising A$172.0 million of primary tax after allowable credits, A$43.0 million of penalties (representing 25% of primary tax) and A$153.0 million of GIC.
RCI is appealing the amended assessment. On 5 July 2006, pursuant to the agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the company made a payment of A$189.0 million. The company also agreed to guarantee the payment of the remaining 50% of the amended assessment should its appeal not be successful and to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to 30 June 2007, GIC totalling A$85.6 million has been paid to the ATO. On 16 July 2007, the company paid A$3.1 million in GIC in respect of the quarter ended 30 June 2007. However, the company has not recorded any liability at 30 June 2007 for the remainder of the amended assessment because, at this time, the company believes it is more likely than not that RCI’s view of its tax position will be upheld on appeal.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment. On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia.
Readers are referred to Note 9 of the company’s 30 June 2007 Consolidated Financial Statements for further information on the ATO amended assessment.
Net Operating Profit
Net operating profit increased from US$35.5 million to US$39.1 million. Net operating profit excluding asbestos increased 9% from US$62.7 million to US$68.6 million as shown in the table below.

Net Operating Profit - US$ Millions	Three Months Ended 30 June
	FY 2008	FY 2007	% Change

Net operating profit	$39.1	$35.5	10
Excluding:
Asbestos:
Asbestos adjustments	30.1	27.2	11
Tax expense related to asbestos adjustments	0.4	—	—
AICF SG&A costs	0.6	—	—
AICF interest income	(1.6)	—	—

Net operating profit excluding asbestos	$68.6	$62.7	9

Liquidity and Capital Resources
The company has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity. The company believes that it can meet its present working capital requirements for at least the next 12 months based on its current capital resources. Any cash commitments arising from the Amended FFA will be met either from cash generated by operating activities or, should this prove insufficient, from borrowings under existing credit facilities.
Management’s Analysis of Results: James Hardie — 1st Quarter FY08

Excluding the restricted cash assets of the AICF, the company had cash and cash equivalents of US$80.6 million as of 30 June 2007. At that date it also had credit facilities totalling US$355.0 million, of which US$125.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 30 June 2007
	Effective Interest
Description	Rate	Total Facility	Principal Drawn

(US$ millions)
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2008	5.81%	$110.0	$60.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	5.99%	245.0	65.0

Total		$355.0	$125.0

At 30 June 2007, the company had net debt of US$44.4 million, compared with net debt of US$153.9 million at 31 March 2007.
At 30 June 2007, the company had 364-day facilities in the amount of US$110.0 million, which expire in June 2008 and term facilities in the amount of US$245.0 million, which expire in June 2010. At 30 June 2007, there was US$125.0 million drawn under the combined facilities and US$230.0 million was available, but unutilised.
In July 2006, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the company made a payment of A$189.0 million (US$160.4 million) along with the provision of a guarantee from JHI NV in favour of the ATO for the unpaid balance of the assessment. The company has also agreed to pay GIC accruing on the unpaid balance of the assessment in arrears on a quarterly basis. Even if the company is ultimately successful in its appeal and the cash deposit is refunded, this procedural requirement to post a cash deposit materially and adversely affects the company’s financial position and liquidity in the intervening period. See “Disputed Amended Australian Income Tax Assessment” above for further information on the ATO amended assessment.
If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures, reduce or eliminate dividend payments or take other measures to conserve cash in order to meet its future cash flow requirements. The company believes it will have sufficient funds to meet its planned working capital and other cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year.
Cash Flow
Operating cash flow for the quarter increased from US$60.7 million to US$131.5 million. The increase was driven primarily by an increased focus on working capital management throughout the quarter. Capital expenditures for the purchase of property, plant and equipment decreased from US$35.5 million to US$16.5 million.
END
Management’s Analysis of Results: James Hardie — 1st Quarter FY08

Media/Analyst Enquiries:
Steve Ashe
Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 0408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation and a Financial Report.
These documents, along with a webcast of the presentation on 15 August 2007, are available from the Investor Relations area of the James Hardie website at www.jameshardie.com
The company lodged its annual filing for the year ended 31 March 2007 with the SEC on 6 July 2007.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.
Management’s Analysis of Results: James Hardie — 1st Quarter FY08

Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt/cash divided by net debt/cash plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt/cash divided by cash flow from operations.
Net debt/cash — short-term and long-term debt less cash and cash equivalents.
Management’s Analysis of Results: James Hardie — 1st Quarter FY08

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos — EBIT and EBIT margin excluding asbestos are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

US$ Millions	Q1	Q1
	FY 2008	FY 2007
EBIT	$75.0	$68.9
Asbestos:
Asbestos adjustments	30.1	27.2
AICF SG&A expenses	0.6	—

EBIT excluding asbestos	$105.7	$96.1
Net Sales	$424.4	$415.5
EBIT margin excluding asbestos	24.9%	23.1%

Net operating profit excluding asbestos — Net operating profit excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

US$ Millions	Q1	Q1
	FY 2008	FY 2007
Net operating profit	$39.1	$35.5
Asbestos:
Asbestos adjustments	30.1	27.2
AICF SG&A expenses	0.6	—
AICF interest income	(1.6)	—
Tax expense related to asbestos adjustments	0.4	—

Net operating profit excluding asbestos	$68.6	$62.7

Diluted earnings per share excluding asbestos — Diluted earnings per share excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

US$ Millions (except share data)	Q1	Q1
	FY 2008	FY 2007
Net operating profit excluding asbestos	$68.6	$62.7
Weighted average common shares outstanding — Diluted (millions)	469.4	466.9

Diluted earnings per share excluding asbestos (US cents)	14.6	13.4

Management’s Analysis of Results: James Hardie — 1st Quarter FY08

Effective tax rate excluding asbestos — Effective tax rate excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2008	FY 2007
Operating profit before income taxes	$75.5	$66.9

Asbestos:

Asbestos adjustments	30.1	27.2

AICF SG&A expenses	0.6	—

AICF interest income	(1.6)	—

Operating profit before income taxes excluding asbestos	$104.6	$94.1

Income tax expense	$36.4	$32.3
Asbestos:

Tax expense related to asbestos adjustments	(0.4)	—

Income tax expense excluding asbestos	$36.0	$32.3

Effective tax rate excluding asbestos	34.4%	34.3%

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q1	Q1
US$ Millions	FY 2008	FY 2007
EBIT	$75.0	$68.9

Depreciation and amortisation	14.2	11.0

EBITDA	$89.2	$79.9

Management’s Analysis of Results: James Hardie — 1st Quarter FY08

Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net Amended FFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.
As set forth in Note 6 of the 30 June 2007 Financial Report, the net Amended FFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financials statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI NV’s financial statements and related notes contained in the company’s 30 June 2007 Consolidated Financial Statements.
Management’s Analysis of Results: James Hardie — 1st Quarter FY08

James Hardie Industries N.V.
Consolidated Balance Sheet
30 June 2007 (Unaudited)

	Total Fibre
	Cement
	Operations
	- excluding
	Asbestos	Asbestos
US$ Million	Compensation	Compensation	As Reported

ASSETS
Current assets:
Cash and cash equivalents	$227.5	$(146.9)	$80.6
Restricted cash and cash equivalents	5.0	144.7	149.7
Accounts and notes receivable, net of allowance for doubtful accounts of $1.4m	168.0	0.2	168.2
Inventories	133.6	—	133.6
Prepaid expenses and other current assets	48.2	0.3	48.5
Insurance receivable — Asbestos	—	9.9	9.9
Workers’ compensation — Asbestos	—	2.9	2.9
Deferred income taxes	18.5	—	18.5
Deferred income taxes — Asbestos	—	9.4	9.4

Total current assets	600.8	20.5	621.3
Property, plant and equipment, net	839.2	0.4	839.6
Insurance receivable — Asbestos	—	167.5	167.5
Workers’ compensation — Asbestos	—	80.5	80.5
Deferred income taxes	2.3	—	2.3
Deferred income taxes — Asbestos	—	330.8	330.8
Deposit with Australian Taxation Office	173.7	—	173.7
Other assets	2.1	—	2.1

Total assets	$1,618.1	$599.7	$2,217.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$124.7	$1.1	$125.8
Short-term debt	60.0	—	60.0
Dividends payable	70.7	—	70.7
Accrued payroll and employee benefits	37.9	0.1	38.0
Accrued product warranties	6.7	—	6.7
Income taxes payable	37.9	(11.8)	26.1
Asbestos liability	—	66.8	66.8
Workers’ compensation — Asbestos	—	2.9	2.9
Other liabilities	14.0	—	14.0

Total current liabilities	351.9	59.1	411.0
Long-term debt	65.0	—	65.0
Deferred income taxes	93.8	—	93.8
Accrued product warranties	9.8	—	9.8
Asbestos liability	—	1,272.0	1,272.0
Workers’ compensation — Asbestos	—	80.5	80.5
Other liabilities	134.3	3.7	138.0

Total liabilities	654.8	1,415.3	2,070.1
Commitments and contingencies
Shareholders’ equity
Common stock	252.1	—	252.1
Additional paid-in capital	183.8	—	183.8
Retained earnings (Accumulated deficit)	514.9	(815.6)	(300.7)
Accumulated other comprehensive income	12.5	—	12.5

Total shareholders’ equity	963.3	(815.6)	147.7

Total liabilities and shareholders’ equity	$1,618.1	$599.7	$2,217.8

Management’s Analysis of Results: James Hardie — 1st Quarter FY08

James Hardie Industries N.V.
Consolidated Statement of Operations
For the three months ended 30 June 2007
(Unaudited)

	Total Fibre
	Cement
	Operations
	- excluding
	Asbestos	Asbestos
US$ Million	Compensation	Compensation	As Reported

Net Sales
USA Fibre Cement	$346.1	—	$346.1
Asia Pacific Fibre Cement	71.2	—	71.2
Other	7.1	—	7.1

Total Net Sales	424.4	—	424.4
Cost of goods sold	(257.5)	—	(257.5)

Gross profit	166.9	—	166.9
Selling, general and administrative expenses	(54.9)	(0.6)	(55.5)
Research and development expenses	(6.3)	—	(6.3)
Asbestos adjustments	—	(30.1)	(30.1)

EBIT	105.7	(30.7)	75.0
Net interest (expense) income	(1.1)	1.6	0.5

Operating profit (loss) before income taxes	104.6	(29.1)	75.5
Income tax expense	(36.0)	(0.4)	(36.4)

Net Operating Profit (Loss)	$68.6	$(29.5)	$39.1

Management’s Analysis of Results: James Hardie — 1st Quarter FY08

James Hardie Industries N.V.
Consolidated Statement of Cash Flows
For the three months ended 30 June 2007
(Unaudited)

	Total Fibre
	Cement
	Operations
	- excluding
	Asbestos	Asbestos
US $ Million	Compensation	Compensation	As Reported

Cash Flows From Operating Activities
Net income (loss)	$68.6	$(29.5)	$39.1
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortisation	14.2	—	14.2
Deferred income taxes	11.7	—	11.7
Prepaid pension cost	0.4	—	0.4
Stock-based compensation	1.5	—	1.5
Asbestos adjustments	—	30.1	30.1
Deposit with Australian Taxation Office	(1.0)	—	(1.0)
Other	(0.2)	(0.6)	(0.8)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	—	10.7	10.7
Accounts and notes receivable	(2.8)	0.3	(2.5)
Insurance receivable	—	6.2	6.2
Inventories	16.0	—	16.0
Prepaid expenses and other current assets	(15.8)	0.2	(15.6)
Accounts payable and accrued liabilities	21.2	—	21.2
Asbestos liability	—	(17.2)	(17.2)
Other accrued liabilities and other liabilities	17.7	(0.2)	17.5

Net cash provided by operating activities	$131.5	—	$131.5

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(16.5)	—	(16.5)

Net cash used in investing activities	$(16.5)	—	$(16.5)

Cash Flows From Financing Activities
Repayments of short-term borrowings	(23.0)	—	(23.0)
Repayments of long-term borrowings	(40.0)	—	(40.0)
Proceeds from issuance of shares	2.2	—	2.2
Tax benefit from stock options exercised	0.2	—	0.2
Net cash used in financing activities	$(60.6)	—	$(60.6)

Effects of exchange rate changes on cash	(7.9)	—	(7.9)

Net increase in cash and cash equivalents	46.5	—	46.5
Cash and cash equivalents at beginning of period	34.1	—	34.1

Cash and cash equivalents at end of period	$80.6	—	$80.6

Components of Cash and Cash Equivalents
Cash at bank and on hand	$32.7	—	$32.7
Short-term deposits	47.9	—	47.9

Cash and cash equivalents at end of period	$80.6	—	$80.6

Management’s Analysis of Results: James Hardie — 1st Quarter FY08

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations with respect to the effect on our financial statements of those payments;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the effect of natural disasters. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Management’s Analysis of Results: James Hardie — 1st Quarter FY08

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Financial Statements
as of and for the Three Months Ended 30 June 2007

James Hardie Industries N.V. and Subsidiaries

Item 1. Financial Statements
James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)

	(Millions of		(Millions of
	US dollars)		Australian dollars)
	30 June	31 March	30 June		31 March
	2007	2007	2007		2007

Assets
Current assets:
Cash and cash equivalents	$80.6	$34.1	A$	95.0	A$	42.3
Restricted cash and cash equivalents	149.7	151.9		176.4		188.3
Accounts and notes receivable, net of allowance for doubtful accounts of $1.4 million (A$1.6 million) and $1.5 million (A$1.9 million) as of 30 June 2007 and 31 March 2007, respectively	168.2	163.4		198.2		202.5
Inventories	133.6	147.6		157.4		183.0
Prepaid expenses and other current assets	48.5	32.4		57.1		40.2
Insurance receivable — Asbestos	9.9	9.4		11.7		11.7
Workers’ compensation — Asbestos	2.9	2.7		3.4		3.3
Deferred income taxes	18.5	27.3		21.8		33.8
Deferred income taxes — Asbestos	9.4	7.8		11.1		9.7

Total current assets	621.3	576.6		732.1		714.8
Property, plant and equipment, net	839.6	827.7		989.2		1,025.9
Insurance receivable — Asbestos	167.5	165.1		197.3		204.6
Workers’ compensation — Asbestos	80.5	76.5		94.8		94.8
Deferred income taxes	2.3	6.9		2.7		8.6
Deferred income taxes — Asbestos	330.8	318.2		389.7		394.4
Deposit with Australian Taxation Office	173.7	154.8		204.7		191.9
Other assets	2.1	2.3		2.5		2.9

Total assets	$2,217.8	$2,128.1	A$	2,613.0	A$	2,637.9

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$125.8	$100.8	A$	148.2	A$	124.9
Short-term debt	60.0	83.0		70.7		102.9
Dividends payable	70.7	—		83.3		—
Accrued payroll and employee benefits	38.0	42.0		44.8		52.1
Accrued product warranties	6.7	5.7		7.9		7.1
Income taxes payable	26.1	10.6		30.8		13.1
Asbestos liability	66.8	63.5		78.7		78.7
Workers’ compensation — Asbestos	2.9	2.7		3.4		3.3
Other liabilities	14.0	9.3		16.5		11.5

Total current liabilities	411.0	317.6		484.3		393.6
Long-term debt	65.0	105.0		76.6		130.1
Deferred income taxes	93.8	93.8		110.5		116.3
Accrued product warranties	9.8	9.5		11.5		11.8
Asbestos liability	1,272.0	1,225.8		1,498.7		1,519.4
Workers’ compensation — Asbestos	80.5	76.5		94.8		94.8
Other liabilities	138.0	41.2		162.6		51.1

Total liabilities	2,070.1	1,869.4	A$	2,439.0	A$	2,317.1

Commitments and contingencies (Note 7)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 467,695,751 shares issued and outstanding at 30 June 2007 and 467,295,391 shares issued and outstanding at 31 March 2007	252.1	251.8
Additional paid-in capital	183.8	180.2
Accumulated deficit	(300.7)	(178.7)
Accumulated other comprehensive income	12.5	5.4

Total shareholders’ equity	147.7	258.7

Total liabilities and shareholders’ equity	$2,217.8	$2,128.1

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months
	Ended 30 June
(Millions of US dollars, except per share data)	2007	2006

Net sales	$424.4	$415.5
Cost of goods sold	(257.5)	(257.8)

Gross profit	166.9	157.7
Selling, general and administrative expenses	(55.5)	(51.7)
Research and development expenses	(6.3)	(7.5)
SCI and other related expenses	—	(2.4)
Asbestos adjustments	(30.1)	(27.2)

Operating income	75.0	68.9
Interest expense	(1.3)	(5.6)
Interest income	1.8	3.6

Income before income taxes	75.5	66.9
Income tax expense	(36.4)	(32.3)

Income before cumulative effect of change in accounting principle	39.1	34.6
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of nil and $0.4 million, respectively	—	0.9

Net income	$39.1	$35.5

Net income per share — basic	$0.08	$0.08
Net income per share — diluted	$0.08	$0.08
Weighted average common shares outstanding (Millions):
Basic	467.4	463.3
Diluted	469.4	466.9
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months
	Ended 30 June
(Millions of Australian dollars, except per share data)	2007		2006

Net sales	A$	510.3	A$	556.1
Cost of goods sold		(309.6)		(345.0)

Gross profit		200.7		211.1
Selling, general and administrative expenses		(66.7)		(69.2)
Research and development expenses		(7.6)		(10.0)
SCI and other related expenses		—		(3.2)
Asbestos adjustments		(36.2)		(36.4)

Operating income		90.2		92.3
Interest expense		(1.6)		(7.5)
Interest income		2.2		4.8

Income before income taxes		90.8		89.6
Income tax expense		(43.8)		(43.3)

Income before cumulative effect of change in accounting principle		47.0		46.3
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of nil and A$0.5 million, respectively		—		1.2

Net income	A$	47.0	A$	47.5

Net income per share — basic	A$	0.10	A$	0.10
Net income per share — diluted	A$	0.10	A$	0.10
Weighted average common shares outstanding (Millions):
Basic		467.4		463.3
Diluted		469.4		466.9
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months
	Ended 30 June
(Millions of US dollars)	2007	2006

Cash Flows From Operating Activities
Net income	$39.1	$35.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	14.2	11.0
Deferred income taxes	11.7	9.0
Prepaid pension cost	0.4	0.7
Stock-based compensation	1.5	0.2
Asbestos adjustments	30.1	27.2
Cumulative effect of change in accounting principle	—	(0.9)
Deposit with Australian Taxation Office	(1.0)	—
Other	(0.8)	—
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	10.7	—
Accounts and notes receivable	(2.5)	(3.9)
Insurance receivable	6.2	—
Inventories	16.0	(12.2)
Prepaid expenses and other current assets	(15.6)	(5.5)
Accounts payable and accrued liabilities	21.2	(3.9)
Asbestos liability	(17.2)	—
Other accrued liabilities and other liabilities	17.5	3.5

Net cash provided by operating activities	131.5	60.7

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(16.5)	(35.5)

Net cash used in investing activities	(16.5)	(35.5)

Cash Flows From Financing Activities
Repayments of short-term borrowings	(23.0)	(44.0)
Repayments of long-term borrowings	(40.0)	(121.7)
Proceeds from issuance of shares	2.2	0.2
Tax benefit from stock options exercised	0.2	—

Net cash used in financing activities	(60.6)	(165.5)

Effects of exchange rate changes on cash	(7.9)	0.6

Net increase (decrease) in cash and cash equivalents	46.5	(139.7)
Cash and cash equivalents at beginning of period	34.1	315.1

Cash and cash equivalents at end of period	$80.6	$175.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	$32.7	$23.6
Short-term deposits	47.9	151.8

Cash and cash equivalents at end of period	$80.6	$175.4

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months
	Ended 30 June
(Millions of Australian dollars)	2007		2006

Cash Flows From Operating Activities
Net income	A$	47.0	A$	47.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation		17.1		14.7
Deferred income taxes		14.1		12.0
Prepaid pension cost		0.5		0.9
Stock-based compensation		1.8		0.3
Asbestos adjustments		36.2		36.5
Cumulative effect of change in accounting principle		—		(1.3)
Deposit with Australian Taxation Office		(1.2)		—
Other		(1.0)		—
Changes in operating assets and liabilities:
Restricted cash and cash equivalents		12.9		—
Accounts and notes receivable		(2.9)		—
Insurance receivable		7.5		(5.2)
Inventories		19.2		(16.3)
Prepaid expenses and other current assets		(18.8)		(7.4)
Accounts payable and accrued liabilities		25.5		(5.2)
Asbestos liability		(20.7)		—
Other accrued liabilities and other liabilities		21.0		4.7

Net cash provided by operating activities		158.2		81.2

Cash Flows From Investing Activities
Purchases of property, plant and equipment		(19.8)		(47.6)

Net cash used in investing activities		(19.8)		(47.6)

Cash Flows From Financing Activities
Repayments of short-term borrowings		(27.7)		(58.9)
Repayments of long-term borrowings		(48.1)		(162.9)
Proceeds from issuance of shares		2.6		0.3
Tax benefit from stock options exercised		0.2		—

Net cash used in financing activities		(73.0)		(221.5)

Effects of exchange rate changes on cash		(12.7)		(16.4)

Net increase (decrease) in cash and cash equivalents		52.7		(204.3)
Cash and cash equivalents at beginning of period		42.3		440.4

Cash and cash equivalents at end of period	A$	95.0	A$	236.1

Components of Cash and Cash Equivalents
Cash at bank and on hand	A$	38.5	A$	31.7
Short-term deposits		56.5		204.4

Cash and cash equivalents at end of period	A$	95.0	A$	236.1

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)

(Millions of US dollars)				Accumulated
		Additional		Other
	Common	Paid-in	Accumulated	Comprehensive
	Stock	Capital	Deficit	Income	Total

Balances as of 31 March 2007	$251.8	$180.2	$(178.7)	$5.4	$258.7
Comprehensive income:
Net income	—	—	39.1	—	39.1
Pension and post-retirement benefit adjustments	—	—	—	(0.2)	(0.2)
Foreign currency translation gain	—	—	—	7.3	7.3

Other comprehensive income	—	—	—	7.1	7.1

Total comprehensive income					46.2
Adoption of FIN 48	—	—	(90.4)	—	(90.4)
Stock-based compensation	—	1.5	—	—	1.5
Tax benefit from stock options exercised	—	0.2	—	—	0.2
Stock options exercised	0.3	1.9	—	—	2.2
Dividends payable	—	—	(70.7)	—	(70.7)

Balances as of 30 June 2007	$252.1	$183.8	$(300.7)	$12.5	$147.7

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
 (Unaudited)
1.        Basis of Presentation
Nature of Operations
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines and Europe.

Basis of Presentation
The condensed consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries N.V. (“JHI NV”) and its current wholly owned subsidiaries and special interest entities, collectively referred to as either the “Company” or “James Hardie” and JHI NV together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2007.

The condensed consolidated financial statements included herein are unaudited; however, they contain all normal recurring adjustments which, in the opinion of the Company’s management, are necessary to state fairly the consolidated financial position of the Company at 30 June 2007, and the consolidated results of operations and the consolidated cash flows for the three months ended 30 June 2007 and 2006. The results of operations for the three months ended 30 June 2007 are not necessarily indicative of the results to be expected for the full year. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The assets, liabilities, statements of operations and statements of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations as the majority of the Company’s shareholder base is Australian. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows:

	31 March	30 June
(US$1 = A$)	2007	2007	2006

Assets and liabilities	1.2395	1.1782	1.3463
Statements of operations	n/a	1.2024	1.3383
Cash flows — beginning cash	n/a	1.2395	1.3975
Cash flows — ending cash	n/a	1.1782	1.3463
Cash flows — current period movements	n/a	1.2024	1.3383
2.        Summary of Significant Accounting Policies
Earnings Per Share
The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if dilutive potential common shares, such as options, had been exercised. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
 (Unaudited)

	Three Months
	Ended 30 June
(Millions of shares)	2007	2006

Basic common shares outstanding	467.4	463.3
Dilutive effect of stock options	2.0	3.6

Diluted common shares outstanding	469.4	466.9

(US dollars)	2007	2006

Net income per share — basic	$0.08	$0.08
Net income per share — diluted	$0.08	$0.08
Potential common shares of nil and 6.5 million for the three months ended 30 June 2007 and 2006, respectively, have been excluded from the calculations of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$4.0 million and US$4.3 million for the three months ended 30 June 2007 and 2006, respectively.

Stock-Based Compensation
The Company recognised stock-based compensation expense (included in selling, general and administrative expenses) of US$1.5 million and US$1.5 million for the three months ended 30 June 2007 and 2006, respectively. The amount for the three months ended 30 June 2006 excludes the forfeiture adjustment of US$1.3 million (US$0.9 million net of tax) which is separately disclosed as “Cumulative effect of change in accounting principle for stock-based compensation”. The tax benefit related to the forfeiture adjustment was US$0.4 million for the three months ended 30 June 2006.

Upon adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Accounting for Stock-Based Compensation”, at the beginning of fiscal year 2007, the Company analysed forfeiture rates on all of its 2001 Stock Option Plan grants for which vesting was complete resulting in an estimated weighted average forfeiture rate of 30.7%. Based on this estimated rate, a cumulative adjustment to stock-based compensation expense of US$1.3 million was recorded for the three months ended 30 June 2006. The adjustment is presented on the consolidated statements of operations as a cumulative effect of change in accounting principle (net of income tax). The portion of the cumulative adjustment that relates to USA-based employees caused a reduction in the deferred tax asset previously recorded. For the three months ended 30 June 2006, the amount of the cumulative adjustment related to USA-based employees was US$1.0 million. Therefore, the related USA income tax adjustment was US$0.4 million which was recorded to income tax.

Asbestos
Prior to 31 March 2007, the Company’s consolidated financial statements included an asbestos provision relating to its anticipated future payments to a Special Purpose Fund (“SPF”) based on the terms of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005.

In February 2007, the shareholders approved the Amended Final Funding Agreement (“Amended FFA”) entered into on 21 November 2006 to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for Australian-related personal injury claims against certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Ltd (“ABN 60”) (the “Liable Entities”)).

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
 (Unaudited)
Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the Amended FFA in February 2007, shares in the Liable Entities were transferred to the AICF. The Company appoints three of the AICF directors and the NSW state government appoints two of the AICF directors. The AICF manages Australian asbestos-related personal injury claims made against the Liable Entities, and makes compensation payments in respect of those proven claims.

AICF
Under the terms of the Amended FFA, James Hardie 117 Pty Ltd (the “Performing Subsidiary”) has a contractual liability to make payments to the AICF. This funding to the AICF results in the Company having a pecuniary interest in the AICF. The interest is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the Company with respect to asbestos-related personal injury claims against the Liable Entities. Due to the Company’s variable interest in the AICF, it consolidates the AICF in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, “Consolidation of Variable Interest Entities”.

The AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by the AICF are treated as reductions to the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by the AICF are included in the line item Selling, general and administrative expenses in the consolidated statements of operations. The AICF earns interest on its cash and cash equivalents, these amounts are included in the line item Interest income in the consolidated statements of operations.

Asbestos-Related Assets and Liabilities
The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the Amended FFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are commonly referred to by the Company as Asbestos-Related Assets and Liabilities and include:

Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA and has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries Pty Ltd (“KPMG Actuaries”). The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the consolidated statements of operations during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.

Insurance Receivable
There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuaries reflect the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company only records insurance receivable that it deems to be probable.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
 (Unaudited)
Included in insurance receivable is US$13.8 million shown on a discounted basis because the timing of the recoveries has been agreed with the insurer.

Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

Workers’ Compensation
Workers’ compensation claims are claims made by former employees of the Liable Entities. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuaries as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Liable Entities.

The portion of the KPMG Actuaries estimate that is expected to be met by the Liable Entities is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.

The portion of the KPMG Actuaries estimate that is expected to be met by the workers’ compensation schemes or policies of the Liable Entities is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be met by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable. Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations.

Asbestos-Related Research and Education Contributions
The Company has agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in “Other Liabilities” on the consolidated balance sheets.

Restricted Cash Assets of the AICF
Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF.

AICF — Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.

Deferred Income Taxes
The Performing Subsidiary is able to claim a taxation deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the Amended FFA.

Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
 (Unaudited)
Foreign Currency Translation
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported value of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations.

Income Taxes
In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with SFAS No. 109. Unlike SFAS No. 109, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted FIN 48 on 1 April 2007. The adoption of FIN 48 resulted in the reduction of the Company’s consolidated beginning retained earnings of US$90.4 million. As of the adoption date, the Company had US$39.0 million of gross unrecognised tax benefits that if recognised would affect the effective tax rate. As of the adoption date, the Company’s opening accrual for interest and penalties is US$52.1 million.

During the three months ended 30 June 2007, the gross increase in unrecognised tax benefits as a result of tax positions taken during a prior period was US$1.5 million. There was also an unfavourable US$2.0 million impact of changes in foreign currency exchange rates. If recognised, US$40.5 million, of the 30 June 2007 balance would affect the effective tax rate.

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the three months ended 30 June 2007, the Company recognised a US$0.9 million increase in interest and penalties and recognised this amount as income tax expense. There was also an unfavourable impact of changes in foreign currency exchange rates of US$2.7 million. At 30 June 2007, the accrual for interest and penalties is US$55.7 million.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions including Australia and the Netherlands. The Company is no longer subject to U.S. federal examinations by U.S. Internal Revenue Service (“IRS”) for tax years prior to tax year 2004. The Company is no longer subject to examinations by the Netherlands tax authority, the Belastingdienst, for tax years prior to tax year 2002. With certain limited exceptions, the Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2000. The Company is currently subject to audit and review in a number of jurisdictions in which it operates and has been advised that further audits will commence in the next 12 months. It is anticipated that the audits and reviews currently being conducted will be completed within the next 12 months.

A number of years may elapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
 (Unaudited)
Recent Accounting Pronouncements

Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which allows for voluntary measurement of financial assets and liabilities as well as certain other items at fair value. Unrealised gains and losses on financial instruments for which the fair value option has been elected are reported in earnings. The provisions of SFAS No. 159 are effective for the Company on 1 April 2008, and it is currently evaluating the impact on its financial statements of adopting SFAS No. 159.
3.        Inventories
Inventories consist of the following components:

	30 June	31 March
(Millions of US dollars)	2007	2007

Finished goods	$86.8	$101.5
Work-in-process	15.8	12.3
Raw materials and supplies	37.2	37.8
Provision for obsolete finished goods and raw materials	(6.2)	(4.0)

Total inventories	$133.6	$147.6

4.        Operating Segment Information and Concentrations of Risk
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. Other includes the manufacture and sale of fibre cement reinforced pipes in the United States, fibre cement operations in Europe and roofing operations in the United States. The roofing plant was closed and the business ceased operations in April 2006. The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
 (Unaudited)
The following are the Company’s operating segments and geographical information:

Operating Segments

	Net Sales to Customers
	Three Months
	Ended 30 June
(Millions of US dollars)	2007	2006

USA Fibre Cement	$346.1	$348.9
Asia Pacific Fibre Cement	71.2	59.2
Other	7.1	7.4

Worldwide total	$424.4	$415.5

	Income Before Income Taxes
	Three Months
	Ended 30 June
(Millions of US dollars)	2007	2006

USA Fibre Cement	$114.4	$103.3
Asia Pacific Fibre Cement	12.4	10.3
Research and Development	(4.1)	(4.6)
Other	(1.3)	(2.7)

Segments total	121.4	106.3
General Corporate [1]	(46.4)	(37.4)

Total operating income	75.0	68.9
Net interest income [2]	0.5	(2.0)

Worldwide total	$75.5	$66.9

	Total Identifiable Assets
	30 June	31 March
(Millions of US dollars)	2007	2007

USA Fibre Cement	$884.5	$893.0
Asia Pacific Fibre Cement	206.8	199.3
Other	53.7	52.5

Segments total	1,145.0	1,144.8
General Corporate [3]	1,072.8	983.3

Worldwide total	$2,217.8	$2,128.1

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

Geographic Areas

	Net Sales to Customers
	Three Months
	Ended June 30
(Millions of US dollars)	2007	2006

USA	$349.1	$353.7
Australia	46.8	41.0
New Zealand	17.3	12.4
Other Countries	11.2	8.4

Worldwide total	$424.4	$415.5

	Total Identifiable Assets
	30 June	31 March
(Millions of US dollars)	2007	2007

USA	$926.3	$935.7
Australia	131.3	127.1
New Zealand	24.7	23.1
Other Countries	62.7	58.9

Segments total	1,145.0	1,144.8
General Corporate[3]	1,072.8	983.3

Worldwide total	$2,217.8	$2,128.1

[1]	Included in General Corporate for the three months ended 30 June 2007 are unfavourable asbestos adjustments of US$30.1 million and AICF SG&A expenses of US$0.6 million. Included in General Corporate for the three months ended 30 June 2006 are unfavourable asbestos adjustments of US$27.2 million. See Note 6.

[2]	Included in Net Interest Income for the three months ended 30 June 2007 is AICF interest income of US$1.6 million. See Note 6.

[3]	Asbestos-related assets at 30 June 2007 and 31 March 2007 are $746.6 million and US$727.6 million, respectively, and are included in the General Corporate segment. See Note 6.
5.	Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following components:

	30 June	31 March
(Millions of US dollars)	2007	2007

Pension and post-retirement benefit adjustments (net of US$1.2 million and US$1.2 million tax benefit, respectively)	$(2.9)	(2.7)
Foreign currency translation adjustments	15.4	8.1

Total accumulated other comprehensive income	$12.5	$5.4

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

6.	Asbestos

In February 2007, the Amended FFA was approved to provide long-term funding to the AICF. The accounting policies utilised by the Company to account for the Amended FFA are described in Note 2, Summary of Significant Accounting Policies.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

Asbestos Adjustments
The asbestos adjustments included in the condensed consolidated statements of operations comprise the following components for the three months ended 30 June:

(Millions of US dollars)	2007	2006

Effect of foreign exchange	$(33.2)	$(27.2)
Other adjustments	3.1	—

Total Asbestos Adjustments	$(30.1)	$(27.2)

Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by the Company as the “Net Amended FFA Liability”.

	30 June	31 March
(Millions of US dollars)	2007	2007

Asbestos liability — current	$(66.8)	$(63.5)
Asbestos liability — non-current	(1,272.0)	(1,225.8)

Asbestos liability — Total	(1,338.8)	(1,289.3)

Insurance receivable — current	9.9	9.4
Insurance receivable — non-current	167.5	165.1

Insurance receivable — Total	177.4	174.5

Workers’ compensation asset — current	2.9	2.7
Workers’ compensation asset — non-current	80.5	76.5
Workers’ compensation liability — current	(2.9)	(2.7)
Workers’ compensation liability — non-current	(80.5)	(76.5)

Workers’ compensation — Total	—	—

Deferred income taxes — current	9.4	7.8
Deferred income taxes — non-current	330.8	318.2

Deferred income taxes — Total	340.2	326.0

Income tax payable (reduction to income tax payable)	11.8	9.0
Other net liabilities	(4.0)	(6.3)

Net Amended FFA liability	(813.4)	(786.1)

Restricted cash assets of the AICF	144.7	146.9

Unfunded Net Amended FFA liability	$(668.7)	$(639.2)

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company will receive an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2007.
The changes in the asbestos liability for the quarter ended 30 June 2007 are detailed in the table below:

	A$		A$ to US$	US$ Millions
	Millions		rate

Asbestos liability — 31 March 2007	A$	(1,598.1)	1.2395	$(1,289.3)

Asbestos claims paid[1]		20.0	1.2024	16.6
AICF claims-handling costs incurred[1]		0.7	1.2024	0.6
Effect of foreign exchange				(66.7)

Asbestos liability — 30 June 2007	A$	(1,577.4)	1.1782	$(1,338.8)

Insurance Receivable — Asbestos
The changes in the insurance receivable for the quarter ended 30 June 2007 are detailed in the table below:

	A$		A$ to US$	US$ Millions
	Millions		rate

Insurance receivable — 31 March 2007	A$	216.3	1.2395	$174.5

Insurance recoveries[1]		(7.5)	1.2024	(6.2)
Change in estimate[2]		0.2	1.1782	0.2
Effect of foreign exchange				8.9

Insurance receivable — 30 June 2007	A$	209.0	1.1782	$177.4

Deferred Income Taxes — Asbestos
The changes in the deferred income taxes — asbestos for the quarter ended 30 June 2007 are detailed in the table below:

	A$		A$ to US$	US$ Millions
	Millions		rate

Deferred income taxes — 31 March 2007	A$	404.1	1.2395	$326.0

Amounts offset against income tax payable[1]		(2.8)	1.2024	(2.3)
Impact of asbestos adjustments[1]		(0.5)	1.2024	(0.4)
Effect of foreign exchange				16.9

Deferred income taxes — 30 June 2007	A$	400.8	1.1782	$340.2

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of US$3.7 million at 30 June 2007. Also included in other net liabilities are the other assets and liabilities of the AICF at 30 June 2007, which include US$0.5 million of trade receivables and prepayments, US$0.4 million of fixed assets, and US$1.2 million of trade payables and accruals.
Restricted Cash Assets of the AICF
Cash and cash equivalents of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF.
The changes in the restricted cash assets of the AICF for the quarter ended 30 June 2007 are detailed in the table below:

	A$		A$ to US$	US$ Millions
	Millions		rate

Restricted cash assets — 31 March 2007	A$	182.1	1.2395	$146.9

Asbestos claims paid[1]		(20.0)	1.2024	(16.6)
AICF operating costs paid — claims-handling[1]		(0.7)	1.2024	(0.6)
AICF operating costs paid — non claims-handling[1]		(0.7)	1.2024	(0.6)
Insurance recoveries[1]		7.5	1.2024	6.2
Interest and investment income[1]		1.9	1.2024	1.6
Other[1]		0.4	1.2024	0.3
Effect of foreign exchange				7.5

Restricted cash assets — 30 June 2007	A$	170.5	1.1782	$144.7

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 30 June 2007 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

Claims Data
The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Liable Entities. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Liable Entities.
For the three months ended 30 June 2007 and twelve months ended 31 March 2007, the following table, provided by KPMG Actuaries, shows the claims filed, the number of claims dismissed, settled or otherwise resolved for each period and the average settlement amount per claim:

	Three Months		Twelve Months
	Ended		Ended
	30 June 2007		31 March 2007

Number of claims filed		155		463
Number of claims dismissed		31		121
Number of claims settled or otherwise resolved		109		416
Average settlement amount per settled claim	A$	135,742	A$	166,164
Average settlement amount per settled claim	US$	112,893	US$	127,165
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the
	Period Ended		For the Year Ended 31 March
	30 June 2007		2007		2006(1)		2005		2004

Number of open claims at beginning of period		490		564		712		687		743
Number of new claims		155		463		346		489		379
Number of closed claims		140		537		502		464		435
Number of open claims at end of period		505		490		556		712		687
Average settlement amount per settled claim	A$	135,742	A$	166,164	A$	151,883	A$	157,594	A$	167,450
Average settlement amount per case closed	A$	105,685	A$	128,723	A$	122,535	A$	136,536	A$	121,642

Average settlement amount per settled claim	US$	112,893	US$	127,165	US$	114,318	US$	116,572	US$	116,127
Average settlement amount per case closed	US$	87,895	US$	98,510	US$	92,229	US$	100,996	US$	84,356

(1)	Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 were not available at the time the Company’s financial statements were prepared.
Under the terms of the Amended FFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

7.	Commitments and Contingencies

ASIC Proceedings

In February 2007 ASIC announced that it was commencing civil proceedings in the Supreme Court of New South Wales (the “Court”) against the Company, ABN 60 and ten former officers and directors of the James Hardie Group. While the subject matter of the allegations varies between individual defendants, the allegations against the Company are confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, a director’s duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.

In the proceedings, ASIC seeks:
•	declarations regarding the alleged contraventions;

•	orders for pecuniary penalties in such amount as the Court thinks fit up to the limits specified in the Corporations Act;

•	orders that Michael Brown, Michael Gillfillan, Meredith Hellicar, Martin Koffel, Peter Macdonald, Philip Morley, Geoffrey O’Brien, Peter Shafron, Gregory Terry and Peter Willcox be prohibited from managing an Australian corporation for such period as the Court thinks fit;

•	an order that the Company execute a deed of indemnity in favour of ABN 60 Pty Limited in the amount of A$1.9 billion or such amount as ABN 60 or its directors consider is necessary to ensure that ABN 60 remains solvent; and

•	its costs of the proceedings.
ASIC stated in February 2007 that it would not pursue the claim for indemnity if the conditions precedent to the Original FFA as announced on 1 December 2005 were satisfied. The Company and the other parties to the agreement provided certification to ASIC in March 2007 that the conditions precedent to the Amended FFA dated 21 November 2006 have been satisfied. However, ASIC has not yet taken any step to withdraw the indemnity claim. The Company believes the claim is unnecessary having regard to the asbestos funding arrangements the Company has put in place with the New South Wales Government and other parties to the Amended FFA. The indemnity claimed by ASIC can only be activated by a Court order and then only if ASIC is able to prove its claim against the Company and the Court is satisfied in the exercise of its discretion that the order ought be made. The Company will vigorously resist any action by ASIC in court to obtain the issue of such an order.
ASIC has indicated that its investigations continue and may result in further actions, both civil and criminal. However, it has not indicated the possible defendants to any such actions.
The Company has entered into deeds of indemnity with certain of its directors and officers, as is common practice for publicly listed companies. The Company’s articles of association also contain an indemnity for directors and officers and the Company has granted indemnities to certain of its former related corporate bodies which may require the Company to indemnify those entities against indemnities they have granted their directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, and in relation to the examination of these persons by ASIC delegates, the amount of which is not significant. Now that proceedings have been brought against former directors and officers of the James Hardie Group, the Company is likely to incur further liabilities under these indemnities. Initially, the Company has obligations, or has offered, to advance funds in respect of defence costs and depending on the outcome of the proceedings, may be or become responsible for these and other amounts.
There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the related costs to the Company could be material. However, at this stage, it is not possible to determine the amount of any such liability. Therefore, the

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

Company believes that both the probable and estimable requirements under SFAS No. 5, “Accounting for Contingencies,” for recording a liability have not been met.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos as described above, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.
8.	Short and Long-Term Debt

Debt consists of the following components:

	30 June	31 March
(Millions of US dollars)	2007	2007

Short-term debt	$60.0	$83.0
Long-term debt	65.0	105.0

Total debt[1]	$125.0	$188.0

[1]	Total debt at 5.90% and 5.91% weighted average rates at 30 June 2007 and 31 March 2007, respectively.
The Company’s credit facilities currently consist of 364-day facilities in the amount of US$110.0 million, which as of 30 June 2007, all had a maturity date in June 2008. The Company also has term facilities in the amount of US$245.0 million, which as of 30 June 2007, had a maturity date in June 2010. For all facilities, interest is calculated at the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders, and is payable at the end of each draw-down period. During the three months ended 30 June 2007 and 2006, the Company paid commitment fees in the amount of US$0.1 million and US$0.2 million, respectively. At 30 June 2007, there was US$125.0 million drawn under the combined facilities and US$230.0 million was available.
Short-term debt at 30 June 2007 and 31 March 2007 comprised US$60.0 million and US$83.0 million, respectively, drawn under the 364-day facilities. Long-term debt at 30 June 2007 and 31 March 2007 comprised US$65.0 million and US$105.0 million, respectively, drawn under the term facilities.
At 30 June 2007, management believes that the Company was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and has limits on how much it can spend on an annual basis in relation to asbestos payments to the AICF.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

The Company anticipates being able to meet its future payment obligations from existing cash, unutilised committed facilities and future net operating cash flows.

9.	Amended ATO Assessment

In March 2006, RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after two remissions of general interest charges (“GIC”) made by the ATO during fiscal year 2007, the total was revised to A$368.0 million and is comprised of the following as of 30 June 2007:

(Millions of dollars)	US$ (1)	A$

Primary tax after allowable credits	$146.0	A$	172.0
Penalties (2)	36.5		43.0
GIC	129.9		153.0

Total amended assessment	$312.4	A$	368.0

(1)	US$ amounts calculated using the A$/US$ foreign exchange spot rate at 30 June 2007.

(2)	Represents 25% of primary tax.
During fiscal year 2007, the Company agreed with the ATO that in accordance with the ATO Receivable Policy, the Company would pay 50% of the total amended assessment being A$184.0 million (US$156.2 million), and provide a guarantee from James Hardie Industries N.V. in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. The Company also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to 30 June 2007, GIC totaling A$85.6 million has been paid to the ATO. On 16 July 2007, the Company paid A$3.1 million in GIC in respect of the quarter ended 30 June 2007.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the Company’s objection to the amended assessment. On 11 July 2007, the Company filed an application appealing the Objection Decision with the Federal Court of Australia.
RCI strongly disputes the amended assessment and is pursuing all avenues of appeal to contest the ATO’s position in this matter. The ATO has confirmed that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 has been reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply. As a result, the ATO reduced the amount of penalty from an automatic 50% of primary tax that would otherwise apply in these circumstances, to 25% of primary tax. In Australia, a reasonably arguable position means that the tax position is about as likely to be correct as it is not correct. The Company and RCI received legal and tax advice at the time of the transaction, during the ATO enquiries and following receipt of the amended assessment. The Company believes that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company believes that the requirements under FIN 48 for recording a liability have not been met and therefore it has not recorded any liability at 30 June 2007 for the remainder of the amended assessment.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

The Company expects that amounts paid in respect of the amended assessment would be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up to 30 June 2007 as a deposit and it is the Company’s intention to treat any payments to be made at a later date as a deposit.

10.	Stock-Based Compensation

At 30 June 2007, the Company had the following stock-based compensation plans: the Executive Share Purchase Plan; the Managing Board Transitional Stock Option Plan; the JHI NV 2001 Equity Incentive Plan; the JHI NV Stock Appreciation Rights Incentive Plan; the Supervisory Board Share Plan; the Supervisory Board Share Plan 2006 and the Long-Term Incentive Plan.

The following table summarises all of the Company’s shares available for grant and the movement in all of the Company’s outstanding options:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price
Balance at 1 April 2007	19,420,793	18,939,817	A$	7.52

Exercised	—	(400,360)	A$	6.51
Forfeited	504,500	(504,500)	A$	8.05

Balance at 30 June 2007	19,925,293	18,034,957	A$	7.53

There were no stock options granted during the three months ended 30 June 2007.
Compensation expense arising from stock option grants as estimated using option-pricing models was US$1.5 million and US$1.5 million for the three months ended 30 June 2007 and 30 June 2006, respectively. As of 30 June 2007, the unrecorded deferred stock-based compensation balance related to stock options was US$9.0 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 1.6 years.

Item 2. Quantitative and Qualitative Disclosures About Market Risk
James Hardie Industries N.V. and Subsidiaries
(Unaudited)

In this report, James Hardie Industries N.V. and its subsidiaries are collectively referred to as “we,” “us,” or “our,” and the terms “US$”, “A$”, “NZ$”, “PHP”, refer to United States dollars, Australian dollars, New Zealand dollars and Philippine pesos, respectively.
We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the U.S. dollar. We also are exposed to interest rate risk associated with our long-term debt and to changes in prices of commodities we use in production.
Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes.
Foreign Currency Exchange Rate Risk
We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flows. In addition, payments to the AICF are required to be made in Australian dollars which, because the majority of our revenues is produced in U.S. dollars, exposes the Company to risks associated with fluctuations in the U.S. dollar/Australian dollar exchange rate.
For the three months ended 30 June 2007, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)

Net sales	82.3%	11.0%	4.1%	2.6%
Cost of goods sold	83.1%	10.7%	3.7%	2.5%
Expenses(2)	49.0%	45.5%	2.0%	3.5%
Liabilities (excluding borrowings)(2)	15.0%	83.3%	1.0%	0.7%

(1)	Comprises Philippine pesos and Euros.

(2)	Liabilities include A$ denominated asbestos liability, which was initially recorded in the fourth quarter of fiscal year 2006. Expenses include adjustments to the liability. See Note 6 for further information.
We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 30 June 2007, there were no such material contracts outstanding.
Interest Rate Risk
We have market risk from changes in interest rates, primarily related to our borrowings. At 30 June 2007, all of the Company’s borrowings were variable-rate. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of 30 June 2007, the Company had no interest swap contracts outstanding. As of 30 June 2007, the Company had an outstanding forward rate agreement of US$25.0 million with a fixed rate of 5.07% excluding margin from February 2007 to February 2008.
Commodity Price Risk
The Company is exposed to changes in prices of commodities used in its operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically

Item 2. Quantitative and Qualitative Disclosures About Market Risk
James Hardie Industries N.V. and Subsidiaries
(Unaudited)

demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. In addition, energy, fuel, and cement prices rose in fiscal year 2007 and continued to rise during the first quarter of fiscal year 2008. Pulp prices have also been subject to significant price fluctuations in the past. The Company expects that pulp, energy, fuel and cement prices will continue to fluctuate in the near future. To minimise the additional working capital requirements caused by rising prices related to these commodities, the Company may seek to enter into contracts with suppliers for the purchase of these commodities that could fix the Company’s prices over the longer-term. However, if we enter into such contracts with suppliers and if such commodity prices decrease, the Company’s cost of sales may be negatively impacted due to the fixed pricing over the longer-term.

James Hardie Industries N.V. and Subsidiaries
(Unaudited)

This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.
Disclaimer
This Financial Report of results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations with respect to the effect on the Company’s financial statements of those payments;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the Australian Securities and Investments Commission;

•	expectations that our credit facilities will be extended or renewed;

•	projections of the Company’s operating results or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to competition, acquisitions, dispositions and the Company’s products;

•	statements about the Company’s future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of the Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the effect of natural disasters. The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie FY08 1st Quarter Results 15 August 2007 In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 40. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volumes ("million square feet (mmsf)" and "thousand square feet (msf)"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt/cash"); and Non-US GAAP financial measures ("EBIT and EBIT margin excluding asbestos", "Net operating profit excluding asbestos", "Diluted earnings per share excluding asbestos", "Operating profit before income taxes excluding asbestos", "Income tax expense excluding asbestos", "Effective tax rate excluding asbestos", and "EBITDA"). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

Overview and Operating Review - Louis Gries, CEO Financial Review - Russell Chenu, CFO Questions and Answers Agenda

US$ Million Q1 FY08 Q1 FY07 % Change Net operating profit 39.1 35.5 10 Net operating profit excluding asbestos 68.6 62.7 9 Diluted earnings per share, excluding asbestos (US cents) 14.6 13.4 9 Strong operating performance despite further weakness in major markets Net operating profit affected by asbestos (mostly related to stronger A$) Overview

1st Quarter USA Fibre Cement - improved market penetration, price growth and cost management helped deliver a very strong EBIT result despite further weakness in US housing Asia Pacific Fibre Cement - both sales and EBIT up despite weak Australian and New Zealand housing and renovation markets Business continued to generate strong operating cash flows Overview

Operating Review Louis Gries, CEO

USA Fibre Cement

US *Coastal Living* Idea House, with HardiePlank™ siding

6

USA Fibre Cement US Coastal Living Idea House, with HardiePlankTM siding

1st Quarter Result Net Sales down 1% to US$346.1 million Sales Volume down 5% to 573.4 mmsf Average Price up 5% to US$604 per msf EBIT up 11% to US$114.4 million EBIT Margin up 3.5 pts to 33.1% USA Fibre Cement

1st Quarter Market Conditions Further weakness in new housing construction activity Starts down 22% and 31% for June and March quarters, respectively Market demand affected by affordability issues: Higher interest rates Tighter lending standards (related to subprime mortgage concerns) Inventory levels of new homes for sale are very high Builder confidence levels very low Some softening in repair and remodelling activity USA Fibre Cement

Key Points Impact of weaker housing market on sales largely offset by: Seasonal order build in anticipation of improved housing demand Market penetration Higher average net sales price Sales volumes of exterior products were lower in Southern and Northern Divisions, but higher in Western Division Within exterior products, sales volumes up for XLD(r) trim and ColorPlus(r) collection Interior products sales volumes were flat Higher raw material prices Margin improvement USA Fibre Cement

Outlook Housing construction activity to remain weak, with the potential for further deterioration Slight decline in repair and remodelling activity expected in short to mid-term James Hardie will continue investment in growth initiatives Further market penetration against alternative materials USA Fibre Cement

USA Fibre Cement

Top Line Growth
JH Volume (mmsf), Starts (000's Units)
3,000
2,600
2,200
1,800
1,400
1,000
600
200
$1,300
$1,100
$900
$700
$500
$300
$100
Revenue (USDM)
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
JH Volume
JH Revenue
Housing Starts

11

1 Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau. USA Fibre Cement Top Line Growth 200 600 1,000 1,400 1,800 2,200 2,600 3,000 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 JH Volume (mmsf), Starts (000's Units) $100 $300 $500 $700 $900 $1,100 $1,300 Revenue (USDM) JH Volume JH Revenue Housing Starts 07

USA Fibre Cement Primary Growth Performance -30% -20% -10% 0% 10% 20% 30% Q105 Q205 Q305 Q405 Q106 Q206 Q306 Q406 Q107 Q207 Q307 Q407 Q108 %JHBP Growth (sdft) New Construction/Repair & Remodel Growth Rolling 4Qtr - %JHBP Growth (sdft) Rolling 4Qtr - New Construction/Repair & Remodel Growth

James Hardie

USA Fibre Cement

Average Net Selling Price

US$ per MSF
620
600
580
560
540
520
500
480
460
440
420
400
380
360
FY02
FY03
FY04
FY05
FY06
FY07
Q1 FY08

13

USA Fibre Cement Average Net Selling Price US$ per MSF 360 380 400 420 440 460 480 500 520 540 560 580 600 620 FY02 FY03 FY04 FY05 FY06 FY07 Q1 FY08

Strategy Aggressively grow demand for our products in targeted market segments Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors, introducing differentiated products to reduce direct price competition USA Fibre Cement

USA Fibre Cement

EBIT and EBIT Margin*

140
120
100
80
60
40
20
0
EBIT US$M
35
30
25
20
15
10
5
0
EBIT MARGIN %
FY02
FY03
FY04
FY05
FY06
FY07
Q1 FY08
EBIT
EBIT/Sales

15

*Excludes restructuring and other operating expenses of US$12.6 million in Q3 FY02 EBIT and EBIT Margin* USA Fibre Cement 0 20 40 60 80 100 120 140 FY02 FY03 FY04 FY05 FY06 FY07 Q1 FY08 EBIT US$M 0 5 10 15 20 25 30 35 EBIT MARGIN % EBIT EBIT/Sales

Asia Pacific Fibre Cement Stockland, Rawson Homes and Cosmopolitan Homes at Murrays Beach, Lake Macquarie NSW, featuring a range of ScyonTM products

1st Quarter Result Net Sales up 20% to US$71.2 million Sales Volume up 7% to 98.0 mmsf EBIT up 20% to US$12.4 million EBIT Margin flat 17.4% Asia Pacific Fibre Cement

Strategy Grow primary demand for our products Leverage our superior technology to offer differentiated products and systems with superior value to those of competitors Promote a smarter way to build composite construction houses using our products Vigorously defend our position in existing market segments Asia Pacific Fibre Cement

Key Points Further weakness in new housing and renovations activity in Australia, flat in New Zealand and slightly stronger construction activity in the Philippines US$ financial results assisted by appreciation of Asia Pacific currencies compared with same period last year Net sales up 8% in A$; volumes up 7% due to market share gains; and average sales price up 1% In Australia, growth in fibre cement segment through sales of Scyon(tm) range of products. Non-differentiated products remain subject to strong competitive pressures In New Zealand, sales of Linea(r) weatherboards continued to drive market share growth In the Philippines, net sales up due to increased domestic construction activity and stronger export demand Asia Pacific Fibre Cement

Outlook Further weakness in new housing and renovations activity in Australia and New Zealand in short-term Further growth in primary demand for fibre cement in Australia and New Zealand Non-differentiated products to remain subject to strong competition More manufacturing efficiencies and other cost savings Construction activity in the Philippines expected to remain healthy in short-term Asia Pacific Fibre Cement

USA Hardie Pipe Q1 net sales lower due to weaker residential housing activity in Florida Impact of lower volumes partly offset by higher average net sales price and improved manufacturing performance Small EBIT loss for the quarter Europe Fibre Cement Sales continuing to grow steadily Further reduction in EBIT loss Other

USA Fibre Cement Some further weakness in US housing activity expected through the remainder of 2007 Expect to continue outperforming the market overall Asia Pacific Fibre Cement Market conditions to remain challenging in Australia and New Zealand, but further growth in primary demand for fibre cement expected Overall Outlook for Operations

James Hardie

Financial Review

Russell Chenu, CFO

Financial Review Russell Chenu, CFO

Strong Q1 operating performance in significantly weaker market conditions Strong Q1 net operating profit excluding asbestos Asbestos adjustments: US$33.2m - unfavourable impact of stronger A$ on estimated A$ asbestos liability US$3.1m - favourable other adjustments Strong balance sheet excluding net Amended FFA liability Net debt - US$44.4m Cash and unused term facilities - US$310.6m Cash flow cap resulted in no payment to AICF on 1 July 2007, as previously flagged Two-year buffer included in initial payment made February 2007 Next payment due 1 July 2008 Next actuarial estimate as at 31 March 2008 Cash flow cap based on FY08 net operating cash flow Share buy-back announced Overview

Share buy-back On market buy-back program announced Up to 10% of issued capital (up to approximately 46.8 million shares) Focus on improving efficiency of capital structure Shares to be purchased opportunistically, subject to market conditions and operating environment Additional funding facilities will be sought as required No time period for buy-back has been set

US$ Million Q1'08 Q1'07 % Change Net sales 424.4 415.5 2 Gross profit 166.9 157.7 6 SG&A expenses (55.5) (51.7) (7) Research & development expenses (6.3) (7.5) 16 SCI and other related expenses - (2.4) - Asbestos adjustments (30.1) (27.2) (11) EBIT 75.0 68.9 9 Net interest income (expense) 0.5 (2.0) - Income tax expense (36.4) (32.3) (13) Effect of change in accounting principle - net of tax - 0.9 - Net operating profit 39.1 35.5 (10) Results - Q1

US$ Million Q1'08 Q1'07 % Change Net operating profit 39.1 35.5 10 Asbestos: Asbestos adjustments 30.1 27.2 (11) Tax expense related to asbestos adjustments 0.4 - - AICF SG&A expenses 0.6 - - AICF interest income (1.6) - - Net operating profit excluding asbestos 68.6 62.7 9 Results - Q1

US$ Million Q1'08 Q1'07 % Change USA Fibre Cement 346.1 348.9 (1) Asia Pacific Fibre Cement 71.2 59.2 20 Other 7.1 7.4 (4) Total 424.4 415.5 2 Segment Net Sales - Q1

US$ Million Q1'08 Q1'07 % Change USA Fibre Cement 114.4 103.3 11 Asia Pacific Fibre Cement 12.4 10.3 20 Other (1.3) (2.7) 52 R & D1 (4.1) (4.6) 11 Total Segment EBIT 121.4 106.3 14 General Corporate excluding asbestos (15.7) (10.2) (54) Total EBIT excluding asbestos 105.7 96.1 10 Asbestos adjustments (30.1) (27.2) (11) AICF SG&A expenses (0.6) - - Total EBIT 75.0 68.9 9 1 R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses Segment EBIT - Q1

US$ Million Q1'08 Q1'07 % Change Stock compensation expenses 1.5 1.5 - Earnings-related bonus 0.9 (1.8) - SCI and other related expenses - 2.4 - Non-US warranty provision 4.0 - - ASIC proceedings 1.2 - - AICF SG&A costs 0.6 - - Other costs 8.1 8.1 - Total 16.3 10.2 60 Corporate Costs - Q1

US$ Million Q1'08 Q1'07 Net interest income (expense) 0.5 (2.0) Note - Q1'08 includes US$1.6 million of AICF interest income. Q1'07 includes a US$6.0 million make-whole payment on prepayment of US$ notes in May 2006. Net Interest Expense

US$ Million Q1'08 Q1'07 Operating income before income taxes 75.5 66.9 Asbestos: Asbestos adjustments 30.1 27.2 AICF SG&A expenses 0.6 - AICF interest income (1.6) - Operating profit before income taxes excluding asbestos 104.6 94.1 Income tax expense 36.4 32.3 Asbestos: Tax expense related to asbestos adjustments (0.4) - Income tax expense excluding asbestos 36.0 32.3 Effective tax rate excluding asbestos 34.4% 34.3% Income tax expense - Q1

US$ Million Q1'08 Q1'07 % Change EBIT USA Fibre Cement 114.4 103.3 11 Asia Pacific Fibre Cement 12.4 10.3 20 Other (1.3) (2.7) 52 R & D (4.1) (4.6) 11 General Corporate excluding asbestos (15.7) (10.2) (54) Depreciation and Amortisation USA Fibre Cement 10.8 7.9 37 Asia Pacific Fibre Cement 2.7 2.5 8 Other 0.7 0.6 17 Total EBITDA excluding asbestos 119.9 107.1 12 Asbestos adjustments (30.1) (27.2) (11) AICF SG&A expenses (0.6) - - Total EBITDA 89.2 79.9 12 EBITDA - Q1

US$ Million Q1'08 Q1'08 Q1'07 Q1'07 % Change EBIT EBIT 75.0 68.9 9 9 Non-Cash Items Non-Cash Items - Asbestos adjustments - Asbestos adjustments 30.1 27.2 11 11 - Other Non-Cash Items - Other Non-Cash Items 27.0 11.9 - - Net Working Capital Movements Net Working Capital Movements 8.1 (37.2) - - Cash Flow from Operations Cash Flow from Operations 140.2 70.8 98 98 Tax Payments Tax Payments (4.9) (4.5) 9 9 Deposit with ATO Deposit with ATO (1.0) - - - Interest Paid (net) Interest Paid (net) (2.8) (5.6) (50) (50) Net Operating Cash Flow Net Operating Cash Flow 131.5 60.7 - - Purchases of Property, Plant & Equipment Purchases of Property, Plant & Equipment (16.5) (35.5) (54) (54) Equity Issued Equity Issued 2.4 0.2 - - Other Other (7.9) 0.6 - - Movement in Net Cash (Debt) Movement in Net Cash (Debt) 109.5 26.0 - - Net Cash (Debt) - 31 March Net Cash (Debt) - 31 March (153.9) 12.4 - - Net Cash (Debt) - 30 June Net Cash (Debt) - 30 June (44.4) 38.4 - - Cash Flow

US$ Million Q1'08 Q1'07 % Change USA Fibre Cement 13.9 32.9 58 Asia Pacific Fibre Cement 1.8 2.6 30 Other 0.8 - - Total 16.5 35.5 54 Capital Expenditure - Q1

Q1' FY08 FY07 FY06 EPS (Diluted)1 14.6c 47.6c 44.9c Dividend Paid per share - 9.0c 10.0c Return on Shareholders' Funds1 27.3% 24.0% 29.1% Return on Capital Employed2 34.3% 26.6% 28.9% EBIT/ Sales (EBIT margin)2 24.9% 20.7% 18.9% Gearing Ratio1 4.4% 12.8% (1.6)% Net Interest Expense Cover2 96.1x 49.1x - Net Interest Paid Cover2 37.8x 62.5x 80.2x Net Debt Payback3 0.1 yrs 1.9 yrs - 1 Excludes asbestos adjustments, tax expense/benefit related to asbestos adjustments, AICF SG&A expenses and AICF interest income. 2 Excludes asbestos adjustments and AICF SG&A expenses. 3 Excludes payments under the Amended FFA Key Ratios

Strong overall operating performance for Q1FY08 Strong cash flow generation The company's financial position remains strong Share buy-back announced Results subject to fluctuation in A$ : US$ exchange rate for foreseeable future Summary

Questions & Answers

Disclaimer This Management Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include: expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims; expectations with respect to the effect on our financial statements of those payments; statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission; expectations that our credit facilities will be extended or renewed; projections of our operating results or financial condition; statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future performance; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors" beginning on page 6 of our Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the effect of natural disasters. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Endnotes This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Analysis of Results, a Media Release and a Financial Report. Definitions Financial Measures - US GAAP equivalents EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. Operating profit - is equivalent to the US GAAP measure of income. Net operating profit - is equivalent to the US GAAP measure of net income. Sales Volumes mmsf - million square feet msf - thousand square feet

Endnotes Financial Ratios Gearing Ratio - Net debt/cash divided by net debt/cash plus shareholders' equity. Net interest expense cover - EBIT divided by net interest expense. Net interest paid cover - EBIT divided by cash paid during the period for interest, net of amounts capitalised. Net debt payback - Net debt/cash divided by cash flow from operations. Net debt/cash - Short-term and long-term debt less cash and cash equivalents.

Non-US GAAP Financial Measures EBIT and EBIT margin excluding asbestos - EBIT and EBIT margin excluding asbestos are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes. US$ Million Q1 FY08 Q1 FY07 EBIT $ 75.0 $ 68.9 Asbestos: Asbestos adjustments 30.1 27.2 AICF SG&A expenses 0.6 - EBIT excluding asbestos $ 105.7 $ 96.1 Net Sales $ 424.4 $ 415.5 EBIT margin excluding asbestos 24.9% 23.1%

Non-US GAAP Financial Measures (continued) Net operating profit excluding asbestos- Net operating profit excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes. US$ Million Q1 FY08 Q1 FY07 Net operating profit $ 39.1 $ 35.5 Asbestos: Asbestos adjustments 30.1 27.2 AICF SG&A expenses 0.6 - AICF interest income (1.6) - Tax expense related to asbestos adjustments 0.4 - Net operating profit excluding asbestos $ 68.6 $ 62.7

Non-US GAAP Financial Measures (continued) Diluted earnings per share excluding asbestos - Diluted earnings per share excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes. US$ Million Q1 FY08 Q1 FY07 Net operating profit excluding asbestos $ 68.6 $ 62.7 Weighted average common shares outstanding - Diluted (millions) 469.4 466.9 Diluted earnings per share excluding asbestos (US cents) 14.6 13.4

Non-US GAAP Financial Measures (continued) Effective tax rate excluding asbestos - Effective tax rate excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes. US$ Million Q1 FY08 Q1 FY07 Operating profit before income taxes $ 75.5 $ 66.9 Asbestos: Asbestos adjustments 30.1 27.2 AICF SG&A expenses 0.6 - AICF interest income (1.6) - Operating profit before income taxes excluding asbestos $ 104.6 $ 94.1 Income tax expense $ 36.4 $ 32.3 Asbestos: Tax expense related to asbestos adjustments (0.4) - Income tax expense excluding asbestos $ 36.0 $ 32.3 Effective tax rate excluding asbestos 34.4% 34.3%

Non-US GAAP Financial Measures (continued) EBITDA - is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. US$ Million Q1 FY08 Q1 FY07 EBIT $ 75.0 $ 68.9 Depreciation and amortisation 14.2 11.0 EBITDA $ 89.2 $ 79.9

FY08 1st Quarter Results 15 August 2007 In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 40. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volumes ("million square feet (mmsf)" and "thousand square feet (msf)"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt/cash"); and Non-US GAAP financial measures ("EBIT and EBIT margin excluding asbestos", "Net operating profit excluding asbestos", "Diluted earnings per share excluding asbestos", "Operating profit before income taxes excluding asbestos", "Income tax expense excluding asbestos", "Effective tax rate excluding asbestos", and "EBITDA"). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.